SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____1_______)*


                     Skysat Communications Network Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                       Class A Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   8308875100
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830875100                  13G                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair & Co., Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            842,020
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             842,020
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      842,020
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       17.1%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 830875100                   13G                    Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kenton Wood


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Great Britain

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            8,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             842,020
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             8,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       842,020
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        850,020

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       17.2%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                       Page 4 of 6 pages
Item 1.
         (a)   Name of Issuer:
               Skysat Communications Network Corporation

         (b)   Address of Issuer's Principal Executive Offices:
               405 Lexington Avenue, 33rd Floor
               New York, New York  10174
Item 2.
         (a)   Name of Person Filing:

               This amended statement is filed jointly by D.H. Blair & Co.,
               Inc.  ("Blair") and Kenton E. Wood ("Wood"),  (together,   the
               "Reporting Parties"). Wood is Chairman and Chief Executive Officer of Blair. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b)   Address of Principal Business Office or, if None, Residence:

               The Reporting Parties' business address is 44 Wall Street, New York, NY 10005.

         (c)   Citizen:

               Blair is incorporated in the State of New York, Wood is a citizen of Great Britain.

         (d)   Title of Class of Securities:
               Class A Common Stock, $.001 par value ("shares").

         (e)   CUSIP#:
               830875100

Item 3.  (a)   Blair is a  broker-dealer  registered  under  Section 15 of the
               Securities Exchange Act.

Item 4. Ownership:

     (a)  (b)

          (i) As of December 31, 1997, Blair may be deemed to beneficially own 842,020 shares or 17.1% of the Issuer's shares issued and outstanding as follows: (A) 44,000 shares underlying a Unit Purchase Option ("UPO") to purchase 11,000 Units (1) (the "UPO") at an exercise price of $8.40 per Unit through June 16, 1999 owned directly by Blair, and (B) 34,275 Units (1), 234,750 Class A Warrants (1), and 191,750 Class B Warrants (1) held by Blair as market-maker.

          (ii) As of December 31, 1997, Wood may be deemed to beneficially own 850,020 shares or 17.2% of the Issuer's shares issued and outstanding as follows: (A) 8,000 shares underlying a Unit Purchase Option to purchase 2,000 Units at an exercise price of $8.40 per Unit through June 16, 1999 owned directly by him; (B) 44,000 shares underlying the UPO owned by Blair as described in
               (i) (A) above; and (C) 34,275 Units, 234,750 Class A Warrants, and 191,750 Class B Warrants held by Blair as market-maker as indicated in (ii) (B) above.

     (c) Wood, as Chairman of the Board of Directors of Blair, shares voting and dispositive power over securities owned by Blair with its Board of Directors. Wood has sole voting and dispositive power over securities owned directly by him.



 _____________________________________________________________________________

(1) Each Unit ("Unit") consists of one share, one Class A Warrant ("Class A Warrant"), and one Class B Warrant ("Class B Warrant"). Each Class A Warrant entitles the holder to purchase one share and one Class B Warrant at a price of $7.75, subject to adjustment, until June 16, 1999. Each Class B Warrant entitles the holder to purchase one share at a price of $12.50, subject to adjustment until June 16, 1999.

                                                            Page 5 of 6 pages
Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company:
            Not applicable.

Item 8.     Identification and Classification of Members of the Group:
            Not applicable.

Item 9.     Notice of Dissolution of Group:
            Not applicable.

Item 10.    Certification:
            By signing below we certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purpose of effect.


                       EXHIBIT INDEX
                       -------------

EXHIBIT A -  Agreement by the  Reporting  Parties to file this Schedule
             13G on behalf of each of them.


                                   SIGNATURES
         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.






                                          D.H. BLAIR & CO., INC.



                                              /s/ Kenton E. Wood
Dated:   February 10, 1998                By:________________________________
         New York, New York                 Kenton E. Wood
                                            Chairman






                                             /s/ Kenton E. Wood
Dated:   February 10, 1998                  _________________________________
         New York, New York                 Kenton E. Wood